Exhibit 99.1

MBIA INSURANCE CORPORATION
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2002 AND DECEMBER 31, 2001

AND FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001

MBIA INSURANCE CORPORATION
AND SUBSIDIARIES

INDEX

PAGE

Consolidated Balance Sheets – September 30, 2002 and December 31, 2001 (Unaudited)	3

Consolidated Statements of Income – Nine months ended September 30, 2002 and 2001 (Unaudited)	4

Consolidated Statement of Changes in Shareholder’s Equity – Nine months ended September 30, 2002 (Unaudited)	5

Consolidated Statements of Cash Flows – Nine months ended September 30, 2002 and 2001 (Unaudited)	6

Notes to Consolidated Financial Statements (Unaudited)	7-10

MBIA INSURANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(dollars in thousands except per share amounts)

	September 30, 2002	December 31, 2001

Assets
Investments:
Fixed-maturity securities held as available-for-sale at fair value (amortized cost $7,014,270 and $6,707,183)	$7,597,874	$6,839,389
Fixed-maturity securities pledged as collateral at fair value (amortized cost $415,730 and $465,670)	442,343	479,938
Short-term investments, at amortized cost (which approximates fair value)	514,582	284,321
Other investments	43,739	28,756

Total investments	8,598,538	7,632,404
Cash and cash equivalents	11,994	24,404
Securities purchased under agreements to resell	517,308	559,751
Accrued investment income	116,963	110,264
Deferred acquisition costs	287,407	277,699
Prepaid reinsurance premiums	518,813	507,079
Reinsurance recoverable on unpaid losses	44,335	35,090
Goodwill	76,938	76,538
Property and equipment, at cost (less accumulated depreciation of $61,687 and $53,618)	110,586	113,176
Receivable for investments sold	5,830	23,599
Other assets	145,001	100,284

Total assets	$10,433,713	$9,460,288

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$2,635,925	$2,565,096
Loss and loss adjustment expense reserves	568,174	518,389
Securities sold under agreements to repurchase	517,308	559,761
Deferred income taxes	433,074	249,169
Current income taxes	—	4,508
Deferred fee revenue	21,022	23,987
Payable for investments purchased	124,064	50,239
Other liabilities	256,675	263,260

Total liabilities	4,556,242	4,234,399
Shareholder’s Equity:
Common stock, par value $150 per share; authorized, issued and outstanding – 100,000 shares	15,000	15,000
Additional paid-in capital	1,590,359	1,567,478
Retained earnings	3,889,736	3,572,397
Accumulated other comprehensive income, net of deferred income tax provision of $213,611 and $51,300	382,376	71,014

Total shareholder’s equity	5,877,471	5,225,889
Total liabilities and shareholder’s equity	$10,433,713	$9,460,288

The accompanying notes are an integral part of the consolidated financial  statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands)

	Three months ended September 30		Nine months ended September 30

	2002	2001	2002	2001

Revenues:
Gross premiums written	$237,753	$218,722	$630,337	$610,186
Ceded premiums	(57,661)	(75,264)	(146,131)	(173,409)

Net premiums written	180,092	143,458	484,206	436,777
Increase in deferred premium revenue	(25,492)	(9,008)	(52,799)	(53,953)

Premiums earned (net of ceded premiums of $49,117, $43,512, $137,819 and $123,765)	154,600	134,450	431,407	382,824
Net investment income	108,726	105,310	322,347	309,460
Net realized gains	6,157	858	7,540	5,903
Change in fair value of derivative instruments	(3,825)	6,349	811	(757)
Advisory fees	18,273	5,507	36,085	23,693
Other	50	205	383	592

Total revenues	283,981	252,679	798,573	721,715

Expenses:
Losses and loss adjustment	15,528	10,325	45,416	41,366
Amortization of deferred acquisition costs	12,799	11,139	34,944	31,009
Operating	20,141	19,362	58,650	57,092

Total expenses	48,468	40,826	139,010	129,467

Income before income taxes	235,513	211,853	659,563	592,248
Provision for income taxes	60,079	55,788	169,624	153,492

Income before cumulative effect of accounting change	175,434	156,065	489,939	438,756
Cumulative effect of accounting change	—	—	—	(11,082)

Net income	$175,434	$156,065	$489,939	$427,674

The accompanying notes are an integral part of the consolidated financial  statements.

MBIA INSURANCE CORPORATION AND  SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)
For the nine months ended September 30, 2002

(Dollars in thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder’s Equity

	Shares	Amount

Balance, January 1, 2002	100,000	$15,000	$1,567,478	$3,572,397	$71,014	$5,225,889
Comprehensive income:
Net income	—	—	—	489,939	—	489,939
Other comprehensive income:
Change in unrealized appreciation of investments net of change in deferred income taxes of $162,312	—	—	—	—	302,098	302,098
Change in foreign currency translation	—	—	—	—	9,264	9,264

Other comprehensive income						311,362

Comprehensive income						801,301
Dividends declared (per common share $1,726.00)	—	—	—	(172,600)	—	(172,600)
Fair value of stock options – FAS 123	—	—	3,067	—	—	3,067
Tax reduction related to tax sharing agreement with MBIA Inc.	—	—	19,814	—	—	19,814

Balance, September 30, 2002	100,000	$15,000	$1,590,359	$3,889,736	$382,376	$5,877,471

Disclosure of reclassification amount:
Unrealized appreciation of investments arising during the period, net of taxes	$307,318
Reclassification adjustment, net of taxes	(5,220)

Net unrealized appreciation, net of taxes	$302,098

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(Dollars in thousands)

	Nine months ended September 30

	2002	2001

Cash flows from operating activities:
Net income	$489,939	$427,674
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in accrued investment income	(6,699)	(3,624)
Increase in deferred acquisition costs	(9,708)	(2,373)
Increase in prepaid reinsurance premiums	(11,734)	(47,742)
Increase in deferred premium revenue	64,533	101,695
Increase in loss and loss adjustment expense reserves, net	40,540	23,188
Depreciation	8,069	7,801
Goodwill	—	3,493
Amortization of bond discount, net	(1,760)	(6,445)
Net realized gains on sale of investments	(7,540)	(5,903)
Deferred income tax provision (benefit)	21,466	(662)
Fair value of derivative instruments	(811)	757
Cumulative effect of acounting change, net	—	11,082
Other, net	(19,937)	56,309

Total adjustments to net income	76,419	137,576

Net cash provided by operating activities	566,358	565,250

Cash flows from investing activities:
Purchase of fixed-maturity securities, net of payable for investments purchased	(2,206,012)	(2,531,250)
Sale of fixed-maturity securities, net of receivable for investments sold	1,665,537	1,804,283
Redemption of fixed-maturity securities, net of receivable for investments redeemed	384,935	312,704
Purchase of short-term investments, net	(230,261)	(33,778)
Purchase of other investments, net	(14,686)	(18,639)
Capital expenditures, net of disposals	(5,681)	(5,139)

Net cash used by investing activities	(406,168)	(471,819)

Cash flows from financing activities:
Dividends paid	(172,600)	(99,400)

Net cash used by financing activities	(172,600)	(99,400)

Net decrease in cash and cash equivalents	(12,410)	(5,969)
Cash and cash equivalents – beginning of period	24,404	12,541

Cash and cash equivalents – end of period	$11,994	$6,572

Supplemental cash flow disclosures:
Income taxes paid	$166,291	$117,470

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     1.  Basis of Presentation

     The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and its Subsidiaries (the “Company”).  The statements do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America.  These statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2001.  The accompanying consolidated financial statements have not been audited by independent accountants in accordance with auditing standards generally accepted in the United States of America, but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to summarize fairly the Company’s financial position and results of operations.  The results of operations for the nine months ended September 30, 2002 may not be indicative of the results that may be expected for the year ending December 31, 2002.  The December 31, 2001 balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

     2.  Dividends Declared

     Dividends declared and paid by the Company during the nine months ended September 30, 2002 were $172.6 million.

     3.  Recent Accounting Pronouncements

     Effective January 1, 2002 the Company adopted Statement of Financial Accounting Standards No. (“SFAS”) 141, “Business Combinations” and SFAS 142, “Goodwill and Other Intangible Assets.”  SFAS 141, which supercedes Accounting Principles Board Opinion No. (“APB”) 16, “Business Combinations,” requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and provides specific criteria for initial recognition of intangible assets apart from goodwill.  SFAS 142 supercedes APB 17, “Intangible Assets,” and requires that goodwill and intangible assets with indefinite lives no longer be amortized but be subject to annual impairment tests in accordance with the Statement.  The Statement includes a two-step process aimed at determining the amount, if any, by which the carrying value of a reporting unit exceeds its fair value.  Other intangible assets are to be amortized over their useful lives.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

     The following table contains a reconciliation of reported net income to net income adjusted for the effect of goodwill amortization for the nine months ended September 30, 2001:

	3rd Quarter		September 30

	2002	2001	2002	2001

Net income (in millions):
As reported	$175	$156	$490	$428
Amortization of goodwill	$—	$1	$—	$3

Adjusted net income	$175	$157	$490	$431

     The Company completed its transitional impairment testing on its existing goodwill as of January 1, 2002 in accordance with the Statement.

     As of January 1, 2002, goodwill in the insurance segment totaled $76.9 million.  SFAS 142 requires a two step approach in determining any impairment in goodwill.  Step one entails evaluating whether the fair value of a reporting segment exceeds its carrying value.  In performing this evaluation the Company determined that the best measure of the fair value of the insurance reporting segment is its book value adjusted for deferred premium revenue, prepaid reinsurance premiums, deferred acquisition costs and the present value of installments to arrive at adjusted book value.  As of January 1, 2002, the insurance reporting segment’s adjusted book value exceeded its carrying value, and thus there was no impairment of its existing goodwill.

     4.   Employee Stock Option Plans

     In the second quarter of 2002, the Company adopted the expense recognition provisions of SFAS 123, “Accounting for Stock-based Compensation,” retroactive to January 1, 2002.  In accordance with SFAS 123 the Company valued all stock options granted in 2002 using an option pricing model.  The value is recognized as an expense over the period in which the options vest.  The Company believes that recognizing the expense associated with stock option grants is preferable to the prior method of accounting for stock options under Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” because it produces a complete picture of compensation expenses within the Company’s statement of income.  The following table shows the effect on income and earnings per share of recognizing employee stock option expense:

MBIA INSURANCE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

	3rd Quarter		Year-to-Date

	2002	2001	2002	2001

Net income (in thousands):
Net income before stock option expense	$175,679	$156,065	$490,677	$427,674
After-tax stock option expense	(245)	—	(738)	—

As reported	$175,434	$156,065	$489,939	$427,674

	1st Quarter 2002

(in thousands)	As Reported	Stock Option Expense	Restated

Insurance operating expense	$18,363	$375	$18,738
Net income	$162,218	$244	$161,974

     5.   Recent Litigation

     On July 15, 2002 MBIA Insurance Corporation and Subsidiaries (“MBIA Corp.”) and Wells Fargo Bank Minnesota, N.A. (“Wells Fargo”), in its capacity as trustee, jointly filed suit in Delaware federal district court against Royal Indemnity Company (“Royal”) to enforce insurance policies that Royal issued (the “Royal Policies”) to guarantee vocational loans originated by Student Finance Corporation (“SFC”).  MBIA Corp. insured eight securitizations, which had a total gross par outstanding of approximately $365 million as September 30, 2002, that were collateralized by the vocational student loans originated by SFC and guaranteed by Royal. The Royal Policies guarantee the payment of all the principal plus 90 days interest on all of the vocational loans in the securitizations insured by MBIA Corp. and state that “notwithstanding any other provision of (the) policy to the contrary, the right of the beneficiary to receive payment for loss under (the) policy after payment of the initial premium by the insured shall be absolute, irrevocable and unconditional.”

     In their complaints, MBIA Corp. and Wells Fargo allege that Royal has committed anticipatory breaches of the Royal Policies. Previously, in June 2002, Royal brought suit against Well Fargo and other parties, not including MBIA

MBIA INSURANCE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Corp., seeking a declaration that it is not obligated to pay on the Royal Policies, and seeking rescission of the Royal Policies, on the grounds that SFC, its subsidiaries, and other related parties engaged in fraudulent behavior and/or made negligent misrepresentations regarding the collateralized loans.

          To date, claims in the amount of approximately $311 million have been made under the Royal Policies with respect to student loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the Royal Policies with respect to student loans that may default in the future. In the event that Royal does not honor claims under the Royal Policies during the pendency of the litigation, MBIA Corp. will be required to make payments under its policies in respect of scheduled interest and principal on the notes insured under the MBIA Corp. policies. MBIA Corp. expects ultimately to recover from Royal any payments it makes under its policies.

          MBIA Corp. believes that it will prevail in the litigation and will have no ultimate loss on these policies, although there can be no assurance that MBIA Corp. will prevail in the litigation. If MBIA Corp. does not prevail in the litigation and Royal does not make payments under the Royal Policies, MBIA Corp. expects to incur losses under its policies. MBIA Corp. does not believe, however, that any such losses will have a material adverse effect on its financial condition.